UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Green Plains, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

393222104

(CUSIP Number)

FREDERICK DISANTO

C/O ANCORA HOLDINGS GROUP, LLC

6060 Parkland Boulevard, Suite 200

Cleveland, Ohio 44124

(216) 825-4000

STEVE WOLOSKY

ANDREW FREEDMAN

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 17, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Merlin, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		25,314
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

25,314
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,314
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Merlin Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		299,602
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

299,602
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

299,602
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Catalyst, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		25,694
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

25,694
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,694
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Catalyst Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		288,358
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

288,358
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

288,358
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I SPC Ltd Segregated Portfolio H
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		890,674
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

890,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

890,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

CO

6

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I LP Series Q*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		479,757
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

479,757
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

479,757
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*This Series Q is part of a series of Ancora Catalyst SPV I LP, a series limited partnership.

7

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I LP Series R*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*This Series R is part of a series of Ancora Catalyst SPV I LP, a series limited partnership.

8

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I LP Series S*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,203,441
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,203,441
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,203,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

PN

*This Series S is part of a series of Ancora Catalyst SPV I LP, a series limited partnership.

9

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I LP Series T*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

*This Series T is part of a series of Ancora Catalyst SPV I LP, a series limited partnership.

10

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEVADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		448,127
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

448,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

448,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA, OO

11

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Alternatives LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,338,542
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,338,542
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,338,542
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

IA, OO

12

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Family Wealth Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,504
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA, OO

13

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

The Ancora Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		448,127
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

448,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

448,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

14

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Inverness Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,504
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

15

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Holdings Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,790,173
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,790,173
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,790,173
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

CO

16

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Frederick DiSanto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,790,173
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,790,173
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,790,173
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. 393222104

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Ancora Merlin, LP, a Delaware limited partnership (“Ancora Merlin”), with respect to the Shares directly and beneficially owned by it;
(ii)	Ancora Merlin Institutional, LP, a Delaware limited partnership (“Ancora Merlin Institutional”), with respect to the Shares directly and beneficially owned by it;
(iii)	Ancora Catalyst, LP, a Delaware limited partnership (“Ancora Catalyst”), with respect to the Shares directly and beneficially owned by it;
(iv)	Ancora Catalyst Institutional, LP, a Delaware limited partnership (“Ancora Catalyst Institutional”), with respect to the Shares directly and beneficially owned by it;
(v)	Ancora Catalyst SPV I LP – Series Q, a series of Ancora Catalyst SPV I LP, a Delaware limited partnership (“Ancora SPV Q”), with respect to the Shares directly and beneficially owned by it;
(vi)	Ancora Catalyst SPV I LP – Series R, a series of Ancora Catalyst SPV I LP, a Delaware limited partnership (“Ancora SPV R”), with respect to the Shares directly and beneficially owned by it;
(vii)	Ancora Catalyst SPV I LP – Series S, a series of Ancora Catalyst SPV I LP, a Delaware limited partnership (“Ancora SPV S”), with respect to the Shares directly and beneficially owned by it;
(viii)	Ancora Catalyst SPV I LP – Series T, a series of Ancora Catalyst SPV I LP, a Delaware limited partnership (“Ancora SPV T,” and together with Ancora Merlin, Ancora Merlin Institutional, Ancora Catalyst, Ancora Catalyst Institutional, Ancora SPV Q, Ancora SPV R and Ancora SPV S, the “Ancora LP Funds”), with respect to the Shares directly and beneficially owned by it;
(ix)	Ancora Catalyst SPV I SPC Ltd. – Segregated Portfolio H, a Cayman Islands segregated portfolio company (“Ancora SPC H” and together with the Ancora LP Funds, the “Ancora Funds”), with respect to the Shares directly and beneficially owned by it;
(x)	Ancora Advisors, LLC, a Nevada limited liability company (“Ancora Advisors”), as the investment advisor to certain separately managed accounts (the “Ancora Advisors SMAs”);
18

CUSIP No. 393222104

(xi)	Ancora Alternatives LLC, an Ohio limited liability company (“Ancora Alternatives”), as the general partner of each of the Ancora LP Funds and as the investment advisor to each of the Ancora Funds and a certain separately managed account (the “Ancora Alternatives SMA”);
(xii)	Ancora Family Wealth Advisors, LLC, an Ohio limited liability company (“Ancora Family Wealth”), as the investment advisor to certain separately managed accounts (the “Ancora Family Wealth SMAs”);
(xiii)	The Ancora Group LLC, an Ohio limited liability company (“Ancora LLC”), as the sole member of Ancora Advisors;
(xiv)	Inverness Holdings LLC, a Delaware limited liability company (“Inverness Holdings”), as the sole member of Ancora Family Wealth;
(xv)	Ancora Holdings Group, LLC, an Delaware limited liability company (“Ancora Holdings”), as the sole member of each of Ancora Alternatives and Inverness Holdings and as the sole member of Ancora LLC; and
(xvi)	Frederick DiSanto, as the Chairman and Chief Executive Officer of Ancora Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to the Joint Filing Agreement as further described in Item 6 below. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Ancora SPC H. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The address of the principal office of each of the Ancora Funds, Ancora Advisors, Ancora Alternatives, Ancora Family Wealth, Ancora LLC, Inverness Holdings, Ancora Holdings and Mr. DiSanto is 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124.

(c)       The principal business of each of the Ancora Funds is investing in securities. The principal business of Ancora Advisors is serving as the investment advisor to the Ancora Advisors SMAs. The principal business of Ancora Alternatives is serving as the general partner of each of the Ancora LP Funds and as the investment advisor of each of the Ancora Funds and the Ancora Alternatives SMA. The principal business of Ancora Family Wealth is serving as investment advisor to the Ancora Family Wealth SMAs. The principal business of Ancora LLC is serving as the sole member of Ancora Advisors. The principal business of Inverness Holdings is serving as the sole member of Ancora Family Wealth. The principal business of Ancora Holdings is serving as the sole member of each of Ancora Alternatives, Inverness Holdings and Ancora LLC. The principal occupation of Mr. DiSanto is serving as the Chairman and Chief Executive Officer of Ancora Holdings.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

19

CUSIP No. 393222104

(e)       Other than as disclosed below, no Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On December 18, 2018, Ancora Advisors entered into a settlement with the Securities and Exchange Commission regarding the violation of Section 206(4) under the Investment Advisers Act of 1940 and Rule 206(4)-5 thereunder, due to the contributing of more than the allowable $350 contribution to certain political campaigns. Ancora Advisors consented to the cease-and-desist order and paid a penalty in the amount of $100,000.

(f)       Mr. DiSanto is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of the Ancora Funds and held in the Ancora Advisors SMA, Ancora Alternatives SMA and the Ancora Family Wealth SMAs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 25,314 Shares owned directly by Ancora Merlin is approximately $842,251, including brokerage commissions. The aggregate purchase price of the 299,602 Shares owned directly by Ancora Merlin Institutional is approximately $9,979,373, including brokerage commissions. The aggregate purchase price of the 25,694 Shares owned directly by Ancora Catalyst is approximately $855,363, including brokerage commissions. The aggregate purchase price of the 288,358 Shares owned directly by Ancora Catalyst Institutional is approximately $9,590,813, including brokerage commissions. The aggregate purchase price of the 479,757 Shares owned directly by Ancora SPV Q is approximately $16,018,061, including brokerage commissions. The aggregate purchase price of the 1,203,441 Shares owned directly by Ancora SPV S is approximately $40,138,306, including brokerage commissions. The aggregate purchase price of the 890,674 Shares owned directly by Ancora SPC H is approximately $29,651,911, including brokerage commissions. The aggregate purchase price of the 448,127 Shares held in the Ancora Advisors SMAs are approximately $14,659,964, including brokerage commissions. The aggregate purchase price of the 125,702 Shares held in the Ancora Alternatives SMA is approximately $4,173,326, including brokerage commissions. The aggregate purchase price of the 3,504 Shares held in the Ancora Family Wealth SMAs is approximately $114,302, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Since the filing of their initial Schedule 13D in early August, the Reporting Persons have engaged in, and expect to continue to engage in, discussions with the Issuer’s management team and Board of Directors (the “Board”) regarding, among other things, the Issuer’s corporate governance practices and the composition of the Board. The Reporting Persons are encouraged by the Issuer’s recent efforts to improve its corporate governance and refresh its Board, which the Reporting Persons view as a step in the right direction, however, the Reporting Persons believe these actions only address a portion of the myriad of corporate governance issues plaguing the Issuer.

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CUSIP No. 393222104

Items of particular concern to the Reporting Persons are as follows: (i) their belief that the Board, as presently constituted, may not possess the requisite experience and skill sets necessary to lead the Issuer at this critical juncture and successfully implement its transformation strategy; (ii) their belief that the interests of the Board may not be appropriately aligned with the interests of stockholders, particularly in light of the Issuer’s recent capital raise and ongoing capital investment strategy, and given the recent and significant sales by insiders and the lack of stockholder representation on the Board; and (iii) their belief that the recent, long overdue corporate governance changes appear reactionary in nature and, importantly, fail to address certain key items such as the classification of the Board and the lack of an independent Chairman.

The Reporting Persons believe that if the Issuer were fully committed to enhancing its governance structure it would engage meaningfully with one of its largest stockholders to discuss the addition of a highly qualified stockholder representative. In light of the following, the Reporting Persons are considering certain alternatives, including seeking Board representation and/or submitting a shareholder proposal for consideration by stockholders at the Issuer's 2022 Annual Meeting.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 53,595,978 Shares outstanding as of November 1, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 4, 2021.

A.	Ancora Merlin
(a)	As of the date hereof, Ancora Merlin beneficially owned directly 25,314 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 25,314
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 25,314

B.	Ancora Merlin Institutional
(a)	As of the date hereof, Ancora Merlin Institutional beneficially owned directly 299,602 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 299,602
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 299,602

C.	Ancora Catalyst
(a)	As of the date hereof, Ancora Catalyst beneficially owned directly 25,694 Shares.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 25,694
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 25,694

D.	Ancora Catalyst Institutional
(a)	As of the date hereof, Ancora Catalyst Institutional beneficially owned directly 288,358 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 288,358
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 288,358

E.	Ancora SPV Q
(a)	As of the date hereof, Ancora SPV Q beneficially owned directly 479,757 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 479,757
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 479,757

F.	Ancora SPV R
(a)	As of the date hereof, Ancora SPV R beneficially owned directly 0 Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

G.	Ancora SPV S
(a)	As of the date hereof, Ancora SPV S beneficially owned directly 1,203,441 Shares.

Percentage: 2.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,203,441
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,203,441

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H.	Ancora SPV T
(a)	As of the date hereof, Ancora SPV T beneficially owned directly 398,954 Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
I.	Ancora SPC H
(a)	As of the date hereof, Ancora SPC H beneficially owned directly 890,674 Shares.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 890,674
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 890,674

J.	Ancora Advisors
(a)	As of the date hereof, 448,127 Shares were held in the Ancora Advisors SMAs. Ancora Advisors, as the investment advisor to the Ancora Advisors SMAs, may be deemed to beneficially own 448,127 Shares held in the Ancora Advisors SMAs.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 448,127
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 448,127

K.	Ancora Alternatives
(a)	Ancora Alternatives, as the investment advisor to each of the Ancora Funds and the Ancora Alternatives SMA and the general partner of each of the Ancora LP Funds, may be deemed to beneficially own 3,338,542 Shares consisting of (i) 25,314 Shares beneficially owned directly by Ancora Merlin, (ii) 299,602 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 25,694 Shares beneficially owned directly by Ancora Catalyst, (iv) 288,358 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 479,757 Shares beneficially owned directly by Ancora SPV Q, (vi) 1,203,441 Shares beneficially owned directly by Ancora SPV S, (vii) 890,674 Shares beneficially owned directly by Ancora SPC H and (x) 125,702 Shares held in the Ancora Alternatives SMA.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,338,542
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,338,542

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L.	Ancora Family Wealth
(a)	As of the date hereof, 3,504 Shares were held in the Ancora Family Wealth SMAs. Ancora Family Wealth, as the investment advisor to the Ancora Family Wealth SMAs, may be deemed to beneficially own the 3,504 Shares held in the Ancora Family Wealth SMAs.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 3,504 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 3,504

M.	Ancora LLC
(a)	Ancora LLC, as the sole member of Ancora Advisors, may be deemed to beneficially own 448,127 Shares held in the Ancora Advisors SMAs.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 448,127
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 448,127

N.	Inverness Holdings
(a)	Inverness Holdings, as the sole member of Ancora Family Wealth, may be deemed to beneficially own the 3,504 Shares held in the Ancora Family Wealth SMAs.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 3,504 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 3,504

O.	Ancora Holdings
(a)	Ancora Holdings, as the sole member of each of Ancora Alternatives, Inverness Holdings and Ancora LLC, may be deemed to beneficially own 3,790,173 Shares consisting of (i) 25,314 Shares beneficially owned directly by Ancora Merlin, (ii) 299,602 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 25,694 Shares beneficially owned directly by Ancora Catalyst, (iv) 288,358 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 479,757 Shares beneficially owned directly by Ancora SPV Q, (vi) 1,203,441 Shares beneficially owned directly by Ancora SPV S, (vii) 890,674 Shares beneficially owned directly by Ancora SPC H, (viii) 125,702 Shares held in the Ancora Alternatives SMA, (ix) 448,127 Shares held in the Ancora Advisors SMAs, and (x) 3,504 Shares held in the Ancora Family Wealth SMAs.

Percentage: Approximately 7.1%

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(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,790,173
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,790,173

P.	Mr. DiSanto
(a)	Mr. DiSanto, as the Chairman and Chief Executive Officer of Ancora Holdings, may be deemed to beneficially own 3,790,173 Shares consisting of (i) 25,314 Shares beneficially owned directly by Ancora Merlin, (ii) 299,602 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 25,694 Shares beneficially owned directly by Ancora Catalyst, (iv) 288,358 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 479,757 Shares beneficially owned directly by Ancora SPV Q, (vi) 1,203,441 Shares beneficially owned directly by Ancora SPV S, (vii) 890,674 Shares beneficially owned directly by Ancora SPC H, (viii) 125,702 Shares held in the Ancora Alternatives SMA, (ix) 448,127 Shares held in the Ancora Advisors SMAs, and (x) 3,504 Shares held in the Ancora Family Wealth SMAs.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,790,173
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,790,173

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed the beneficial owner of the Shares directly owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)       The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Schedule B and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

On November 17, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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Ancora Catalyst Institutional has entered into certain cash-settled total return swap agreements with an unaffiliated third party financial institution as the counterparty (the “Ancora Catalyst Institutional Swaps”) that constitute economic exposure to an aggregate of 171,940 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of July 6, 2023. The Ancora Catalyst Institutional Swaps provide Ancora Catalyst Institutional with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Ancora Catalyst Institutional Swaps (such shares, the “Ancora Catalyst Institutional Subject Shares”). Ancora Catalyst Institutional does not have the right to convert the Ancora Catalyst Institutional Swaps into Shares at any time. Taking into account the Ancora Catalyst Institutional Subject Shares, Ancora Catalyst Institutional has economic exposure to an aggregate of 460,298 Shares, representing less than 1% of the outstanding Shares.

Ancora Catalyst has entered into certain cash-settled total return swap agreements with an unaffiliated third party financial institution as the counterparty (the “Ancora Catalyst Swaps”) that constitute economic exposure to an aggregate of 15,560 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of July 6, 2023. The Ancora Catalyst Swaps provide Ancora Catalyst with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Ancora Catalyst Swaps (such shares, the “Ancora Catalyst Subject Shares”). Ancora Catalyst does not have the right to convert the Ancora Catalyst Swaps into Shares at any time. Taking into account the Ancora Catalyst Subject Shares, Ancora Catalyst has economic exposure to an aggregate of 41,254 Shares, representing less than 1% of the outstanding Shares.

Ancora Merlin Institutional has entered into certain cash-settled total return swap agreements with an unaffiliated third party financial institution as the counterparty (the “Ancora Merlin Institutional Swaps”) that constitute economic exposure to an aggregate of 172,315 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of July 6, 2023. The Ancora Merlin Institutional Swaps provide Ancora Merlin Institutional with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Ancora Merlin Institutional Swaps (such shares, the “Ancora Merlin Institutional Subject Shares”). Ancora Merlin Institutional does not have the right to convert the Ancora Merlin Institutional Swaps into Shares at any time. Taking into account the Ancora Merlin Institutional Subject Shares, Ancora Merlin Institutional has economic exposure to an aggregate of 471,917 Shares, representing less than 1% of the outstanding Shares.

Ancora Merlin has entered into certain cash-settled total return swap agreements with an unaffiliated third party financial institution as the counterparty (the “Ancora Merlin Swaps”) that constitute economic exposure to an aggregate of 15,185 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of July 6, 2023. The Ancora Merlin Swaps provide Ancora Merlin with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Ancora Merlin Swaps (such shares, the “Ancora Merlin Subject Shares”). Ancora Merlin does not have the right to convert the Ancora Merlin Swaps into Shares at any time. Taking into account the Ancora Merlin Subject Shares, Ancora Merlin has economic exposure to an aggregate of 40,499 Shares, representing less than 1% of the outstanding Shares.

Each of Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional and Ancora Catalyst purchased American-style put options referencing an aggregate of 9,200 Shares, 800 Shares, 9,100 Shares and 900 Shares, respectively, which have an exercise price of $27 per Share, and which expire on January 21, 2022, as further described on Schedule B hereto.

Each of Ancora SPV Q, Ancora SPV S, Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional, Ancora Catalyst and Ancora Alternatives SMA purchased American-style put options referencing an aggregate of 42,900 Shares, 105,900 Shares, 14,500 Shares, 1,300 Shares, 12,600 Shares, 1,100 Shares and 10,200 Shares, respectively, which have an exercise price of $22 per Share, and which expire on May 20, 2022, as further described on Schedule B hereto.

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CUSIP No. 393222104

Each of Ancora SPC H, Ancora SPV Q, Ancora SPV S, Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional, Ancora Catalyst, Ancora Alternatives SMA and Ancora Advisors SMA purchased American-style put options referencing an aggregate of 21,300 Shares, 12,500 Shares, 35,500 Shares, 44,200 Shares, 4,000 Shares, 46,400 Shares, 4,300 Shares, 2,700 Shares and 30,200 Shares, respectively, which have an exercise price of $25 per Share, and which expire on May 20, 2022, as further described on Schedule B hereto.

Each of Ancora SPV Q, Ancora SPV S, Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional and Ancora Catalyst purchased American-style put options referencing an aggregate of 16,500 Shares, 33,700 Shares, 7,100 Shares, 600 Shares, 7,100 Shares and 600 Shares, respectively, which have an exercise price of $20 per Share, and which expire on November 18, 2022, as further described on Schedule B hereto.

Each of Ancora SPC H, Ancora SPV Q, Ancora SPV S, Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional, Ancora Catalyst and Ancora Advisors SMA purchased American-style put options referencing an aggregate of 68,800 Shares, 25,300 Shares, 74,900 Shares, 24,300 Shares, 2,200 Shares, 24,400 Shares, 2,200 Shares and 121,100 Shares, respectively, which have an exercise price of $23 per Share, and which expire on November 18, 2022, as further described on Schedule B hereto.

Each of Ancora SPV Q, Ancora SPV S, Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional, Ancora Catalyst and Ancora Alternatives SMA purchased American-style put options referencing an aggregate of 73,500 Shares, 167,600 Shares, 48,300 Shares, 4,000 Shares, 43,000 Shares, 3,500 Shares and 43,200 Shares, respectively, which have an exercise price of $20 per Share, and which expire on December 16, 2022, as further described on Schedule B hereto.

Each of Ancora SPC H, Ancora SPV Q, Ancora SPV S, Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional, Ancora Catalyst and Ancora Advisors SMA purchased American-style put options referencing an aggregate of 92,700 Shares, 54,900 Shares, 147,600 Shares, 85,100 Shares, 7,600 Shares, 90,300 Shares, 7,900 Shares and 128,100 Shares, respectively, which have an exercise price of $22 per Share, and which expire on December 16, 2022, as further described on Schedule B hereto.

Each of Ancora SPC H, Ancora SPV Q, Ancora SPV S, Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional, Ancora Catalyst and Ancora Alternatives SMA purchased American-style put options referencing an aggregate of 17,800 Shares, 38,400 Shares, 93,200 Shares, 27,900 Shares, 2,300 Shares, 27,900 Shares, 2,500 Shares and 12,000 Shares, respectively, which have an exercise price of $25 per Share, and which expire on December 16, 2022, as further described on Schedule B hereto.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated November 17, 2021.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2021

Ancora Merlin, LP
Ancora Merlin Institutional, LP
Ancora Catalyst, LP
Ancora Catalyst Institutional, LP
Ancora Catalyst SPV I LP – Series Q
Ancora Catalyst SPV I LP – Series R
Ancora Catalyst SPV I LP – Series S
Ancora Catalyst SPV I LP – Series T

By:	Ancora Alternatives LLC, its Investment Advisor and General Partner

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Catalyst SPV I SPC Ltd. – Segregated Portfolio H

By:	Ancora Alternatives LLC, its Investment Advisor

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Alternatives LLC

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

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Ancora Advisors, LLC

By:	The Ancora Group LLC, its Sole Member

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Family Wealth Advisors, LLC

By:	Inverness Holdings LLC, its Sole Member

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

The Ancora Group LLC

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Inverness Holdings LLC

By:	Ancora Holdings Group, LLC, its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

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CUSIP No. 393222104

Ancora Holdings Group, LLC

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

/s/ Frederick DiSanto
Frederick DiSanto

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SCHEDULE A

Directors and Officers of Ancora Catalyst SPV I SPC Ltd. – Segregated Portfolio H

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Bradley Zucker Director	Company Director	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States
Julie O’Hara Director	Company Director	94 Solaris Avenue Box 1348, Camana Bay Grand Cayman Cayman Islands KY1-1108	Canada
Ronan Guilfoyle Director	Company Director	94 Solaris Avenue Box 1348, Camana Bay Grand Cayman Cayman Islands KY1-1108	Ireland

CUSIP No. 393222104

SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Security	Date of Purchase/Sale

ANCORA MERLIN INSTITUTIONAL, LP

Purchase of Common Stock	10,860	34.4943	10/05/2021

ANCORA CATALYST SPV I LP – SERIES S

Purchase of Common Stock	5,884	34.4966	10/05/2021